August 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kevin Rupert

Re:	Western Asset Funds, Inc. (the “Registrant”) (Registration Nos. 33-34929 and 811-06110) — Responses to Comments on Annual Report to Shareholders Dated December 31, 2010 (the “Annual Report”) of the Registrant With Respect to Each Series Thereof (each a “Portfolio”)

Dear Mr. Rupert:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report, which you provided to Adam Schlichtmann of Ropes & Gray LLP, counsel to the Registrant, via telephone on July 21, 2010 (the “Comments”). For convenience, I have summarized each of the Comments before the Registrant’s response.

Comment 1:. Provide an undertaking that in footnotes to the “Expenses Paid During Period” column of the “Hypothetical Example for Comparison Purposes” table, the exact number of days in the fiscal half year will be recited in future shareholder reports.

Response: Legg Mason Partners Fund Advisor, LLC (“LMPFA”) undertakes to include the exact number of days in the fiscal half year in footnotes to the “Expenses Paid During Period” column of the “Hypothetical Example for Comparison Purposes” table in future shareholder reports of the Registrant.

Comment 2: Explain the significant difference in valuation of the three bonds/notes issued by Lehman Brothers Holdings Inc. shown in the Portfolio of Investments for Western Asset Core Bond Portfolio.

Response: Both of the lower priced notes (6.5% due 2017 Cusip 524908R36 and 6.75% due 2017 Cusip 5249087M6) are subordinated notes. The higher priced note is a Senior MTN (6.2% due 2014, Cusip 52517P5X5).

Comment 3: Confirm that the $1,000,000 investment used in the line graphs corresponds to the minimum investment in the applicable Portfolios.

Response: Confirmed.

Comment 4: Confirm that the Portfolios comply with the staff’s guidance on applicable steps to be taken to avoid derivatives being classified as senior securities under the Investment Company Act of 1940, such as asset segregation, covering positions and other applicable guidance.

Response: Confirmed.

Comment 5: Explain why the Merrill Lynch 1-3 Year Treasury Index is an appropriate benchmark for the Western Asset Limited Duration Bond Portfolio in light of the Portfolio’s 6 month and 12 month returns relative to the index.

Response: The Merrill Lynch 1-3 Year Treasury Index (“MLTI”) remains the appropriate benchmark for the Western Asset Limited Duration Bond Portfolio (the “LD Portfolio”), as it has an average duration similar to the LD Portfolio and other “limited duration funds” in general. In fact, according to the CRA Rogers Casey Investworks “US Limited Duration Fixed Income Account” universe, the MLTI is utilized by 37.35% of the accounts in such universe and is used by more of these accounts than any other benchmark.

Historically, the LD Portfolio exhibited much lower volatility and much lower tracking error compared to MLTI. Many of the LD Portfolio’s sector allocations going into the recent economic crisis did not perform as they historically had done (namely non-agency mortgages) and consequently the LD Portfolio had significant underperformance beginning in the 2nd half of 2007 and continuing through the first quarter of 2009. As a result of the LD Portfolio’s investment adviser’s positive macro and fundamental views, it elected to hold on to the majority of positions in an effort to recoup much of the LD Portfolio’s underperformance. As markets have recovered, these positions have accounted for a significant amount of the LD Portfolio’s recent outperformance of the MLTI. The LD Portfolio has begun to pare back exposure to these positions and, although no assurance can be given, the LD Portfolio expects that this change will bring it closer in line with its benchmark in terms of allocations and tracking error. This process will take some time but ultimately we expect that is the direction it is headed.

Over longer time periods, the performance comparison between the LD Portfolio and MLTI is much closer than in recent periods, with the benchmark outperforming the LD Portfolio.

Average Annual Total Returns as of December 31, 2009

Time Period	Western Asset Limited Duration Bond Portfolio: I Class	MLTI
One Year	16.38%	0.78%
Five Years	1.83%	4.04%
Since Inception (10/1/03)	1.86%	3.38%

Comment 6: Explain what is meant by the following sentences in Footnote 5 to the financial statements titled Redemptions-In-Kind: “For the year, High Yield had redemptions-in-kind with total proceeds in the amount of $50,880,254. The net realized losses on these redemptions-in-kind amounted to $25,638,725, which will not be realized for tax purposes.”

Response: For tax purposes, if a registered investment company distributes portfolio securities in redemption of its stock, no gain or loss in recognized (IRC Sec. 311(a)).

Comment 7: Consider filing, as exhibits to the Registrant’s registration statement on Form N-1A, the agreement that documents each Portfolio’s change in investment adviser from Legg Mason Fund Adviser, Inc. (“LMFA”) to LMPFA.

Response: During the Registrant’s next annual update of its registration statement it will file as exhibits thereto the applicable agreements pursuant to which LMPFA replaced LMFA as investment adviser to each Portfolio.

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In connection with this response letter, the Registrant hereby acknowledges the Staff’s position that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions on this filing to the undersigned at (410) 454-5313.

Yours truly,

Legg Mason & Co., LLC by

Richard M. Wachterman

Associate General Counsel

100 International Place

Baltimore, MD 21042